Exhibit (a)(5)(D)

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience.  It highlights material information in the Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in the Offer to Purchase.  We recommend that you read the entire Offer to Purchase and the Letter of Transmittal because they contain the full details of the Offer.  We have included references to the sections of the Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my Shares?	Global Sources is offering to purchase your shares of its common shares, par value $0.01 (the “Shares”).
What will the purchase price for the Shares be?	The purchase price will be $10.00 per Share. We will pay this purchase price in cash, without interest, for all the Shares we purchase under the Offer. See Section 1 of the Offer to Purchase.
How many Shares will Global Sources purchase?	We will purchase up to 5,000,000 Shares (approximately 14.4% of the Company’s outstanding Shares as of February 28, 2014). See Section 1 of the Offer to Purchase.
The Offer is not conditioned on any minimum number of Shares being tendered or the availability of any financing. See Section 6 of the Offer to Purchase.
What will happen if more than 5,000,000 Shares are properly tendered and not properly	If more than 5,000,000 Shares are properly tendered and not properly withdrawn, we will purchase Shares:
withdrawn?	● first, from all holders of “odd lots” of fewer than 100 Shares who properly tender all of their Shares and do not properly withdraw them before the Expiration Date; and
● second, from all other shareholders who properly tender Shares, on a pro rata basis.

Because of the “odd lot” priority and proration provisions described above, we may not purchase all of the Shares that you tender. See Section 1 of the Offer to Purchase.
If I own fewer than 100 Shares and I tender all of my Shares, will I be subject to proration?
If you own, beneficially or of record, fewer than 100 Shares in the aggregate, you properly tender all of these Shares prior to the Expiration Date and you complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), we will purchase all of your Shares without subjecting them to the proration procedure. See Section 1 of the Offer to Purchase.

How will Global Sources pay for the Shares?	We will obtain the funds needed to pay for this tender offer from cash on hand, cash equivalents and available-for-sale securities. See Sections 5 and 8 of the Offer to Purchase.

How long do I have to tender my Shares?
You may tender your Shares until the Offer expires.  The Offer will expire on May 28, 2014, at 12:00 Midnight, New York City time, unless we extend it (such time and date, as it may extended, the “Expiration Date”).  See Section 1 of the Offer to Purchase.

We may choose to extend the Offer for any reason, subject to applicable laws.  We cannot assure you that we will extend the Offer, or, if we do, the length of any extension that we may provide.  See Section 14 of the Offer to Purchase.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf.  We recommend that you contact the broker, dealer, commercial bank, trust company or other nominee to determine their deadline.

Can the Offer be extended, amended or terminated; and if so, under what circumstances?
We can extend or amend the Offer.  If we extend the Offer, we will delay the acceptance of any Shares that have been tendered.  We can terminate the Offer under certain circumstances.  See Sections 6 and 14 of the Offer to Purchase.

How will I be notified if Global Sources extends the Offer or amends the terms of the Offer?
We will issue a press release by 9:00 A.M., New York City time, on the business day after the scheduled Expiration Date if we decide to extend the Offer.  We will announce any amendment to the Offer by making a public announcement of the amendment.  See Section 14 of the Offer to Purchase.

What is the purpose of the Offer?	The purpose of the Offer is to repurchase Shares from shareholders.
Are there any conditions to the Offer?
The Offer is not conditioned upon any minimum number of shares being tendered or the availability of any financing.  However, other conditions exist, including, among others, the absence of court and governmental action prohibiting, challenging or restricting the Offer.  See Section 6 of the Offer to Purchase.

Following the Offer, will Global Sources continue as a public company?
Yes.  The completion of the Offer in accordance with its terms and conditions will not cause Global Sources to be delisted from the Nasdaq Global Select Market or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  See Section 11 of the Offer to Purchase.

How do I tender my Shares?	The Offer will expire at 12:00 Midnight, New York City time, on May 28, 2014, unless Global Sources extends the Offer. To tender your Shares prior to the expiration of the Offer:

●
you must deliver a certificate(s) for the Shares and a properly completed and duly executed Letter of Transmittal to the depositary at the address appearing on the back cover page of the Offer to Purchase; or

	●	the depositary must receive a confirmation of receipt of your Shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or
	●	you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, and such person must effect the transaction for you; or
	●	you must comply with the guaranteed delivery procedure.

You should contact the information agent for assistance.  Please note that Global Sources will not purchase your Shares in the Offer unless the depositary receives the required documents prior to the Expiration Date.  If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf.  We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine their applicable deadline.  See Section 3 of the Offer to Purchase and the instructions to the Letter of Transmittal.

Once I have tendered Shares in the Offer, can I withdraw my tender?
You may withdraw any Shares you have tendered at any time before the Expiration Date, which will occur at 12:00 Midnight, New York City time, on May 28, 2014, unless we extend the Offer.  We cannot assure you that we will extend the Offer or, if we do, the length of any extension we may provide.  In addition, if we have not accepted for payment the Shares you have tendered to us by 12:00 Midnight, New York City time, on June 25, 2014, you may also withdraw your shares. See Section 4 of the Offer to Purchase.

How do I withdraw Shares I previously tendered?
You must deliver, on a timely basis prior to the Expiration Date, a written notice of your withdrawal to the depositary at the address appearing on the back cover page of the Offer to Purchase.  Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of those Shares.  Some additional requirements apply if the Share certificate(s) to be withdrawn have been delivered to the depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3.  In addition, if we have not accepted for payment the Shares you have tendered to us by 12:00 Midnight, New York City time, on June 25, 2014, you may also withdraw your shares. See Section 4 of the Offer to Purchase.

Has Global Sources or its Board of Directors adopted a position on the Offer?
The Board of Directors of the Company has approved the Offer.  However, neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares.  You should read carefully the information in the Offer to Purchase, including our reasons for making the Offer, and in the Letter of Transmittal, before making your decision whether to tender your Shares.  The Company’s directors and executive officers who hold Shares have advised the Company that they may tender at least a portion of their Shares in the Offer.

If I decide not to tender, how will the Offer affect my Shares?
Shareholders who choose not to tender will not receive $10.00 in cash for each of their Shares and will own a greater percentage interest in our issued and outstanding common shares following the consummation of the Offer.

What is the recent market price for the Shares?
On April 28, 2014, the last trading day prior to the printing of the Offer to Purchase, the reported closing price of the Shares on the Nasdaq Global Select Market (“NASDAQ”) was $8.07.  We recommend that you obtain current market quotations for the Shares.  See Section 7 of the Offer to Purchase.

When will Global Sources pay for the Shares I tender?
We will pay the purchase price, net to you in cash, without interest, for the Shares we purchase promptly after the expiration of the Offer and the acceptance of the Shares for payment.  In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date.  See Section 5 of the Offer to Purchase.

Will I have to pay brokerage commissions if I tender my Shares?
If you are a registered shareholder and you tender your Shares directly to the depositary, you will not incur any brokerage commissions.  If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, we recommend that you consult your broker, dealer, commercial bank, trust company or other nominee to determine whether transaction costs are applicable.  See Section 3 of the Offer to Purchase.

What are the United States federal income tax consequences of the Offer?	All Holders should review Section 13 of the Offer to Purchase (“Certain United States Federal Income Tax Consequences”).
Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Offer, including the applicability and effect of any state, local or non-U.S. tax laws.

Will I have to pay any stock transfer tax if I tender my Shares?
If you are the registered holder and you instruct the depositary in the Letter of Transmittal to make the payment for the Shares directly to you, then generally you will not incur any stock transfer tax.  See Section 5 of the Offer to Purchase.

To whom can I talk if I have questions?	The information agent can help answer your questions. The information agent is Georgeson Inc. Its contact information is set forth on the back cover page of the Offer to Purchase.